UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2015

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

On September 8, 2015, BiondVax Pharmaceuticals Ltd. (NASDAQ:BVXV, TASE: BVXV) ("BiondVax" or the "Company") published an immediate report in Israel reporting that, in accordance with Article 35GG(1) of the Israeli Securities Law, 5728-1968, and with the approval of the shareholders and Tradable Options (Series 3-5) of the Company on July 27, 2015, August 16, 2015 and September 7, 2015, subsequent to the date of the immediate report the Company will report in accordance with the U.S. Securities Exchange Act of 1934, as amended, in accordance with Section E3 of the Israeli Securities Law, 5728-1968.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: September 9, 2015	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

3